Bruce Markets LLC

Exhibit 3

Form ATS-N Material Amendment (May 29, 2025)

Part III: Manner of Operations

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

The Bruce ATS trading session is from Sunday evening through Friday morning from 8:00:00 P.M. ET to 4:00:00 A.M. ET. These hours constitute the "Trading Session" as used herein, and these are the regular hours of Bruce ATS; Bruce ATS does not operate outside of these hours or during the regular trading hours of the national securities exchanges.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and accepts orders beginning at 7:5~~3~~0:00 P.M. ET. Orders received between 7:5~~3~~0:00 P.M. ET and 8:00:00 P.M. ET are accepted in Bruce ATS's Order Book and queued based on price and time priority until the start of the Trading Session. At that time, the orders become eligible for execution.

All orders received outside of the applicable operating hours are rejected. Open orders in the overnight Trading Session remaining at 4:00:00 A.M. ET expire at that time and do not carry over to the following overnight session. At 4:00:00 A.M. ET, Bruce ATS cancels all orders in Bruce ATS.

Bruce ATS observes the holiday schedule followed by the national securities exchanges and does not operate on the day immediately preceding an exchange holiday. However, Bruce ATS does not adjust its hours of operation on days the exchanges are scheduled early close. For example, there is no overnight Trading Session on Christmas Eve (December 24th) since the TRF is not open on Christmas Day (December 25th). However, Bruce ATS may operate in its overnight Trading Session beginning on Christmas night (i.e., at 7:5~~3~~0 P.M. ET on December 25th) assuming the TRF is open and available for trade reporting the following day on December 26th.

Item 10: Opening and Reopening

b. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and begins accepting orders at 7:5~~3~~0:00 P.M. ET on each day the ATS is open for business. Bruce ATS does not accept and will reject all orders sent by Subscribers to Bruce ATS prior to 7:5~~3~~0:00 P.M. ET. Orders received between 7:5~~3~~0:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET and ranked by price / time. When the Trading Session opens at 8:00:00 P.M. ET,

Bruce ATS begins matching orders based on the terms of the orders and price and time priority. Bruce ATS established a 20% reference price band for each NMS stock at the opening of each Trading Session. Specifically, Bruce ATS automatically cancels any order priced more than 20% above or below the last print at or prior to 7:30:00 P.M. ET on a national securities exchange during a post session, or the official closing price on a national securities exchange if former is not available. In limited circumstances, the BDO updates the reference price to reflect market news, corporate actions, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. In its discretion, the BDO may halt trading in one or more security or all trading through Bruce ATS in order to manage risk as discussed further in Part III, Item 20.

If trading in an NMS stock is halted by an exchange during the regular day session, that stock is not eligible for trading during the subsequent overnight session. Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and trading halts are uncommon but possible during Bruce ATS's Trading Session. In the event an NMS stock is halted by an exchange during an overnight trading session, Bruce ATS cancels all orders for the affected NMS stock on the Bruce ATS's Order Book at the time of the trading halt and new orders are rejected. In the event that the halt is lifted, orders are accepted in the impacted security.

If a halt is imposed, Bruce ATS will notify all Subscribers and automatically cancel all orders in the Order Book for the subject security. Once the halt is lifted, Bruce ATS will notify all Subscribers that the halt has been lifted and that the subject security is available for trading.

Bruce ATS employs the same policies and procedures for order handling, pricing, priority, etc. as described in Part III, Item 7 once it re-opens and when a halt is lifted.

Bruce ATS does not use any special order acceptance, handling or execution procedures at the open, during a re-open or following stoppage of trading during regular trading hours.

At the open, during a re-open or following a stoppage, Bruce ATS accepts, handles, and executes orders and trading interests as described in Part III, Item 11(c).

a. Are the process and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

X Yes No

If no, identify and explain any differences.

b. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and Bruce ATS only accept "Day" orders. At the end of each Bruce ATS Trading Session, Bruce ATS automatically cancels all unexecuted orders. As described in Part III, Item 10, orders received between 7:5~~3~~0:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET. At that time, orders are matched based on the terms of the orders and price and time priority. There is no unique handling of orders at the start of Bruce ATS's Trading

Session hours, other than immediately executing any executable orders received between 7:5~~3~~0:00 P.M. ET and 8:00:00 P.M ET.

Following a stoppage of trading in a security during Bruce ATS's Trading Session, all orders are automatically canceled and upon the stoppage being lifted, Subscribers are notified that the security is available for trading. All orders are handled in the same manner when trading reopens.

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

⬚⬚Yes **X**⬚⬚No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X⬚⬚Yes ⬚⬚No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Bruce ATS is a non-attributed display venue providing Bruce ATS Market Data Feeds containing market data during Bruce ATS's Trading Session to Subscribers and third parties that consume or redistribute market data. This includes top of book (i.e., "Level 1"), full depth of book (i.e., "Level 2"), or both, for all symbols traded on Bruce ATS during the Trading Session. Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes information (described below) about an order is added, replaced, canceled, and/or executed. Both Level 1 and Level 2 include the last sale price for trades executed on Bruce ATS.

When a Subscriber submits an order to Bruce ATS, the order will be displayed (including odd and mixed lot orders). Subscribers cannot opt out of order display. Orders are displayed until canceled, cancel/replaced, executed, or expired.

Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

The Bruce ATS Market Data Feeds disseminate security information prior to accepting orders at 7:5~~3~~0:00 P.M. ET (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. ET, the Bruce ATS Market Data Feeds only send updates to the eligible security list, if any. From 8:00:00 P.M. ~~to-~~ 4:00:00 A.M. ET, Bruce

Holdings sends the Bruce ATS Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed.

Bruce ATS Market Data Subscribers include Bruce ATS broker-dealer subscribers that subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Each Bruce ATS Market Data Subscriber is subject to the same terms of use. Bruce ATS Market Data Subscribers must subscribe by entering into a market data agreement with Bruce Holdings. Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. Bruce Holdings offers Bruce ATS Market Data Subscribers the option to receive market data either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part II, Item 5.